October 4, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Deutsche Investment Trust Registration Statement on Form N-14 (File No. 333-220129)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned hereby request that the effective date for the Registration Statement on Form N-14 referenced above be accelerated so that it will become effective as of October 5, 2017 or as soon thereafter as practicable.

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Sincerely,

DEUTSCHE INVESTMENT TRUST By: /s/Caroline Pearson Name: Caroline Pearson Title: Chief Legal Officer	DEUTSCHE AM DISTRIBUTORS, INC. By: /s/Brian Binder Name: Brian Binder Title: Vice President